Wearable devices ltd.

2 Ha-Ta’asiya Street

Yokne’am Illit, 2069803 Israel

February 18, 2022

Via EDGAR

Patrick Faller

Mitchell Austin

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	Wearable Devices Ltd. (the “Company,” “we,” “our” and similar terminology)
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted January 18, 2022
CIK No. 0001887673

Dear Sirs:

The purpose of this letter is to respond to the comment letter of February 1, 2022 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned amended draft registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently publicly filing the registration statement on Form F-1 (the “Registration Statement”).

Page references in our response are to the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted January 18, 2022

Our internal control over financial reporting does not currently..., page 34

1.

We note your response to our prior comment 6. Please revise your disclosure to state whether the material weakness has been fully remediated. If not, revise to disclose how long you estimate it will take to complete your remediation plan.

Response: We have revised our disclosure on page 34.

Off-Balance Sheet Arrangements, page 48

2.

We note your response to our prior comment 10. Confirm whether you have agreed or amended your applicable agreements to provide that the Secured Overnight Financing Rate (SOFR) will replace LIBOR for purposes of calculating accrued interest on your IIA grants or if you are referring to SOFR as an expected replacement rate. Please advise or clarify your disclosure on page 48 of your prospectus accordingly.

Response: We have revised our disclosure on page 48.

Related Party Transactions, page 88

3.	We note your response to our prior comment 16; however, we continue to believe Item 601 of Regulation S-K requires your agreement with Alpha Capital Anstalt to be filed as an exhibit. In this regard, we note that this offering cannot be completed without the prior written consent of Alpha Capital Anstalt.

Response: We have revised our disclosure on page II-2 to file the agreement with Alpha Capital Anstalt as exhibit 10.3 in response to the Staff’s comment.

Patrick Faller and Mitchell Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

February 18, 2022

4.	In response to prior comment 17, you revised to disclose that the provision stating that Hubble will not be involved in certain aspects related to sensitive personal data maintained or collected on U.S. citizens by your U.S. businesses is a safeguard to protect your sensitive and proprietary information. As this provision appears to focus on the personal data of U.S. citizens, please tell us whether this provision was added to comply with any U.S. laws or regulations. Additionally, please note that we may have additional comments once your letter agreement with Hubble is filed.

Response: We were informed that on February 8, 2022, Hubble sold all of its ordinary shares of our company to OurCrowd General Partner, L.P. As a result, our letter agreement with Hubble is no longer currently in effect and Hubble has no continuing rights because they no longer hold our ordinary shares (nor did such rights transfer to OurCrowd General Partner, L.P.). Accordingly, we no longer intend to include the letter agreement with Hubble as an exhibit to the Registration Statement.

Note 6. Shareholders' Deficit

b. Share-based compensation, page F-13

5.	We note your response to comment 21. Please clarify in your disclosure how you determined the implied share price based on the December 2019 convertible security agreement.

Response: We have revised our disclosure on page F-13.

Furthermore, please note that the December 2019 convertible security agreement was based on our valuation (the “Valuation”) of $14 million and $1.22 price per share on a fully diluted basis (and certain assumptions with respect to the conversion price per share of previously issued convertible securities, as described on page F-13 of the Registration Statement). The conversion price per share was determined based on the higher of $1.22 per share and 80% of the price per share in an issuance of our equity securities to one or more investors. In April 2021, the convertible security was converted to our ordinary shares based on $1.22 per share. If the Valuation had not exceeded $17.5 million, the conversion price per share would have been less than $1.22. Thus, the implied price per share in December 2019 did not exceed $1.22, which was used in the actual conversion in April 2021, as the price per share for calculation of the share-based compensation granted in 2019 and 2020 and best approximates our price per share at the said grants period.

Exhibits

6.

We note your response to prior comment 22 and your disclosures on page 29; however, we continue to believe Item 601 of Regulation S-K requires your agreement with the Israeli Innovation Authority (IIA) to be filed as an exhibit. In this regard, we note, among other considerations, that the agreement contains royalty payment provisions and restricts how you may use your technology. Accordingly, please file this agreement as an exhibit. Additionally, please revise your disclosure on page 29 to clarify the "know-how, technology or products" that were developed under IIA programs and are subject to the restrictions discussed in this risk factor.

Response: We have revised our disclosure on page II-2 to file the agreement with the Israeli Innovation Authority as exhibit 10.4 in response to the Staff’s comment. Additionally, we have revised our disclosure on page 29 in response to the Staff’s comment.

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If you have any questions or require additional information, please call our attorneys Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, of Sullivan & Worcester LLP.

Sincerely,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Asher Dahan Chief Executive Officer